Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

(1) CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTORS; AND

(2) CHANGE IN COMPOSITION OF BOARD COMMITTEES

The Board hereby announces that, with effect from October 18, 2023:

1.              Mr. Charles Zhaoxuan Yang has resigned as an independent non-executive Director, the chairman of the Audit Committee, the chairman of the Nomination Committee, a member of the Compensation Committee, and a member of the Corporate Governance Committee.

2.              Mr. Yusheng Wang has resigned as an independent non-executive Director, the chairman of the Corporate Governance Committee and a member of the Audit Committee.

3.              Ms. Shangyu Gao has been appointed as an independent non-executive Director, the chairman of the Audit Committee, a member of the Compensation Committee and a member of the Corporate Governance Committee.

4.              Mr. Yan Li has been appointed as an independent non-executive Director, the chairman of the Nomination Committee, the chairman of the Corporate Governance Committee and a member of the Audit Committee.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The board (the “Board”) of directors (the “Director(s)”) of KANZHUN LIMITED (the “Company”) hereby announces that with effect from October 18, 2023, (1) Mr. Charles Zhaoxuan Yang (“Mr. Yang”) has resigned as an independent non-executive Director, the chairman of the audit committee of the Board (the “Audit Committee”), the chairman of the nomination committee of the Board (the “Nomination Committee”) and a member of the compensation committee of the Board (the “Compensation Committee”) and a member of the corporate governance committee of the Board (the “Corporate Governance Committee”) in order to devote more time to his other personal business commitments; and (2) Mr. Yusheng Wang (“Mr. Wang”) has resigned as an independent non-executive Director, the chairman of the Corporate Governance Committee and a member of the Audit Committee in order to devote more time to his other personal business commitments.

Each of Mr. Yang and Mr. Wang has confirmed that he has no dispute or disagreement with the Board or the Company and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Mr. Yang and Mr. Wang for their valuable contribution to the Company during their tenure of office.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board is pleased to announce that with effect from October 18, 2023: (1) Ms. Shangyu Gao (“Ms. Gao”) has been appointed as an independent non-executive Director, the chairman of the Audit Committee, a member of the Compensation Committee and a member of the Corporate Governance Committee; and (2) Mr. Yan Li (“Mr. Li”) has been appointed as an independent non-executive Director, the chairman of the Nomination Committee, the chairman of the Corporate Governance Committee and a member of the Audit Committee.

Ms. Shangyu Gao

The biographical details of Ms. Gao are set out below:

Ms. Shangyu Gao (whose former name was Shang Gao), aged 33, is the founder and currently the general manager of Hainan Gaoshang Investment Group Co., Ltd., an investment management company. Prior to that, Ms. Gao held various positions at the investment and acquisition department at a group company of Tencent Holdings Limited from August 2015 to August 2023, with her last position being an investment director which she was responsible for business, financial and legal assessment, post-investment services and capital operation of investment projects in primary and secondary markets. Ms. Gao received her bachelor’s degree in economics from Tsinghua University in July 2013 and her master’s degrees in management from HEC Paris in October 2015 and from Tsinghua University in January 2016.

Ms. Gao has been and remains responsible for the following areas in her capacity as an investment management professional, through which she has gained the financial management expertise required under Rule 3.10(2) of The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”):

●	reviewing and analyzing financial statements (including audited financial statements of public companies), business plans and financial projections of the target companies to determine their investment merits;

●	formulating and implementing investment strategies for portfolio companies and serving on the boards of those investee companies; and

●	working closely with investee companies in the pricing and negotiation of transaction terms; preparation of offer document disclosures and other related financial documents in advance of their public offerings in the Hong Kong Stock Exchange and the New York Stock Exchange as well as other corporate finance transactions including mergers, acquisitions and privatisation.

Mr. Yan Li

The biographical details of Mr. Li are set out below:

Mr. Yan Li, aged 52, is a seasoned strategic expert with over 20 years of experience in management services, which span across various business sectors, including intellectual property rights (“IPR”) protection and technology development. Mr. Li is currently serving as the general manager of Metis IP, a company which provides IPR related services. He was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center (CIECC), a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor’s degree in science from Peking University in June 1994.

Each of Ms. Gao and Mr. Li has entered into a director agreement with the Company for a term of three years commencing from October 18, 2023, subject to re-election as and when required under the Listing Rules and/or the fifteenth amended and restated articles of association of the Company (the “Articles”), and her/his appointment would be automatically renewed for successive period of three years until terminated in accordance with the agreement. Each of Ms. Gao and Mr. Li is entitled to a Director’s fee per annum of US$80,000 or equivalent in cash and 4,212 share awards to be granted pursuant to an effective share incentive plan of the Company per annum, which was determined by the Board based on the recommendation of the compensation committee of the Board and with reference to her/his qualification and experience, the prevailing market rates and the Company’s remuneration policy.

Save as disclosed above, as at the date of this announcement, each of Ms. Gao and Mr. Li has confirmed that (i) she/he does not hold any other position with the Company or other members of the Group; (ii) she/he has not held any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) she/he does not hold any other major appointments and professional qualifications; (iv) she/he does not have any relationship with any director, senior management or substantial shareholders or controlling shareholders of the Company; and (v) she/he does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Each of Ms. Gao and Mr. Li has further confirmed that she/he has satisfied the independence criteria to act as an independent non-executive director as set out under Rule 3.13 of the Listing Rules.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders or the Hong Kong Stock Exchange relating to the appointments of Ms. Gao and Mr. Li.

The Board would like to express its warmest welcome to Ms. Gao and Mr. Li on their appointments in the Company.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, October 18, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Ms. Shangyu Gao and Mr. Yan Li as the independent non-executive directors.

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